EX 99.35 Summary of Changes to Form SBSE Amendment

Change 1:
On **Schedule D Section V of Form SBSE**

- **Add new control relationship, Record 24: Jane Street Brazil Trading, LLC**
- **Update Business Address for Record 19: JSOIN (BVI) LTD.**